SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                          INTERTAPE POLYMER GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, without nominal or par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    460919103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Daniel Khoshaba, Managing Member
                           KSA Capital Management, LLC
                            4 Essex Avenue, 4th Floor
                         Bernardsville, New Jersey 07924
                             Tel: +1 (908) 766-3331
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No.  460919103
           ---------------------
1.   NAME OF REPORTING PERSONS

     KSA Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,989,781

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,989,781

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,989,781

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.07%

14.  TYPE OF REPORTING PERSON

     OO, IA

CUSIP No.  460919103
           ---------------------
1.   NAME OF REPORTING PERSONS

     Daniel Khoshaba

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,989,781

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,989,781

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,989,781

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.07%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No.  460919103
           ---------------------

Item 1.  Security and Issuer.

     Intertape Polymer Group, Inc. Common Stock, without nominal or par value per share (the "Shares")

        9999 Cavendish Blvd., Suite 200
        Ville St. Laurent, Quebec
        Canada H4M 2X5

--------------------------------------------------------------------------------

Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by KSA Capital Management, LLC ("KSA Capital Management"), and Daniel Khoshaba, the managing member of KSA Capital Management, LLC. (Each of KSA Capital Management and Daniel Khoshaba may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons".)

KSA Capital Management is a Delaware limited partnership with its principal business address at 4 Essex Avenue, 4th Floor, Bernardsville, New Jersey 07924.


Daniel Khoshaba is a United States citizen whose principal business address is c/o KSA Capital Management, LLC, 4 Essex Avenue, 4th Floor, Bernardsville, New Jersey 07924.

The Shares reported herein are held in the name of certain private investment vehicles and a managed account by KSA Capital Management.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof KSA Capital Management may be deemed to beneficially own 2,989,781 Shares.

As of the date hereof Daniel Khoshaba may be deemed to beneficially own 2,989,781 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons expect to be in contact with the members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding the near and long term management and operation of the Issuer. The purpose of such discussions will be to communicate with the Issuer's management regarding the investment objectives of the Reporting Persons and to share with the Issuer's management such ideas as the Reporting Persons may have regarding the maximization of stockholder value.

On December 30, 2008 the Reporting Persons mailed a letter to the Issuer expressing their concern with the Issuer's current strategy and management and setting forth immediate actions that the Reporting Persons believe should be taken by the Issuer to maximize shareholder value. The Reporting Persons believe the current strategy employed by the Issuer is deeply flawed and suggest that the Issuer take the following immediate actions: (i) commence the process of putting the Issuer up for sale or replace the Board of Directors and Executive Director and restructure corporate governance and (ii) restructure management's economic incentives, including compensation agreements established between the Issuer and entities in which certain ITP directors have significant economic interests, so that they are more aligned with the interests of all the Issuer's shareholders. Such letter is attached hereto as Exhibit C.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, conditions in the industry sector in which the Company operates and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, selling some or all of the issuers assets, or changing their intention with respect to any and all matters referred to in this Item 4.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine best to do so.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a, b)

As of the date hereof, KSA Capital Management may be deemed to be the beneficial owner of 2,989,781 Shares, constituting 5.07% of the Shares of the Issuer, based upon the 58,966,348 Shares outstanding as of March 31, 2008.

KSA Capital Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,989,781 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,989,781 Shares.

KSA Capital Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, Daniel Khoshaba may be deemed to be the beneficial owner of 2,989,781 Shares, constituting 5.07% of the Shares of the Issuer, based upon the 58,966,348 Shares outstanding as of March 31, 2008.

Daniel Khoshaba has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,989,781 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,989,781 Shares.

Daniel Khoshaba specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)

The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and all such transactions were effected in open market transactions.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Schedule of Transactions in the Shares of the Issuer

Exhibit C: Letter to the Issuer

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KSA Capital Management, LLC
By:
By: Daniel Khoshaba, Managing Member

By: /s/ Daniel Khoshaba



/s/ Daniel Khoshaba
-------------------
Daniel Khoshaba



December 30, 2008



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated December 30, 2008 relating to the Common Stock, without nominal or par value per share of Intertape Polymer Group, Inc. shall be filed on behalf of the undersigned.


KSA Capital Management, LLC
By:  Daniel Khoshaba, Managing Member

By: /s/ Daniel Khoshaba



/s/ Daniel Khoshaba
--------------------
Daniel Khoshaba




December 30, 2008

                                                                       Exhibit B


                           TRANSACTIONS IN THE SHARES



                     TRANSACTIONS BY KSA CAPITAL MANAGEMENT

            Date of               Number of Shares
          Transaction              Purchase/(Sold)            Price of Shares
         ------------             ----------------            ---------------
         2008/10/24                     1000                        1.70
         2008/10/24                     1000                        1.78
         2008/10/24                     1000                        1.66
         2008/10/24                      500                        1.72
         2008/10/24                     1000                        1.79
         2008/10/24                     1000                        1.80
         2008/10/24                     1000                        1.74
         2008/10/24                     1000                        1.80
         2008/10/24                     1000                        1.79
         2008/10/24                     1000                        1.78
         2008/10/24                     1000                        1.79
         2008/10/24                     1000                        1.73
         2008/10/24                      300                        1.73
         2008/10/24                      200                        1.71
         2008/10/24                     1000                        1.71
         2008/10/24                      900                        1.65
         2008/10/24                      100                        1.66
         2008/10/24                     1000                        1.81
         2008/10/24                     1000                        1.76
         2008/10/24                     1000                        1.72
         2008/10/27                     1000                        1.78
         2008/10/27                     1000                        1.80
         2008/10/27                     1000                        1.78
         2008/10/27                     1000                        1.79
         2008/10/27                     1000                        1.80
         2008/10/28                     1000                        1.73
         2008/10/28                     1000                        1.73
         2008/10/28                     6000                        1.72
         2008/10/28                     1000                        1.73
         2008/10/28                     1000                        1.75
         2008/10/28                     6000                        1.73
         2008/10/28                     1000                        1.71
         2008/10/28                     1000                        1.73
         2008/10/28                     1000                        1.75
         2008/10/28                     1000                        1.73
         2008/10/28                     2800                        1.75
         2008/10/28                     1000                        1.73
         2008/10/28                     1000                        1.73
         2008/10/28                     1000                        1.73
         2008/10/28                     1000                        1.73
         2008/10/28                     1000                        1.73
         2008/10/28                     1000                        1.74
         2008/10/28                     4300                        1.73
         2008/10/28                     1000                        1.73
         2008/10/28                     1000                        1.73
         2008/10/28                     6000                        1.73
         2008/10/28                      100                        1.74
         2008/10/28                     1000                        1.73
         2008/10/28                     1000                        1.73
         2008/10/28                     1000                        1.74
         2008/10/28                     1000                        1.72
         2008/10/29                     1000                        1.69
         2008/10/29                     1000                        1.69
         2008/10/29                     1000                        1.71
         2008/10/29                     1000                        1.70
         2008/10/29                     1000                        1.70
         2008/10/29                     1000                        1.72
         2008/10/29                     1000                        1.73
         2008/10/29                     1000                        1.68
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.70
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.70
         2008/10/29                     1000                        1.70
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.69
         2008/10/29                     1000                        1.65
         2008/10/29                     1000                        1.74
         2008/10/29                     1000                        1.69
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.70
         2008/10/29                     5000                        1.69
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.67
         2008/10/29                      100                        1.71
         2008/10/29                     1000                        1.70
         2008/10/29                     1000                        1.70
         2008/10/29                     1000                        1.69
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.70
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.70
         2008/10/29                     1000                        1.69
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.67
         2008/10/29                     1000                        1.71
         2008/10/31                     5000                        1.87
         2008/10/31                     2500                        1.79
         2008/10/31                     5000                        2.06
         2008/10/31                     1500                        1.85
         2008/10/31                     2500                        1.73
         2008/10/31                     5000                        1.76
         2008/10/31                    10000                        2.27
         2008/10/31                     2500                        2.17
         2008/10/31                     5000                        1.88
         2008/10/31                     1000                        1.75
         2008/10/31                    10000                        2.14
         2008/10/31                     2500                        2.20
         2008/10/31                     1400                        2.24
         2008/10/31                     2500                        1.85
         2008/10/31                     5000                        2.13
         2008/10/31                     5000                        1.79
         2008/10/31                     2500                        2.20
         2008/10/31                     5000                        2.07
         2008/10/31                      100                        1.88
         2008/10/31                    10000                        1.99
         2008/10/31                     1500                        1.84
         2008/10/31                     1500                        1.87
         2008/10/31                     2500                        1.88
         2008/10/31                     3000                        1.88
         2008/10/31                     2500                        1.88
         2008/10/31                     3500                        1.88
         2008/10/31                     2500                        1.75
         2008/10/31                     1500                        1.82
         2008/11/03                     1000                        1.90
         2008/11/03                     1000                        1.92
         2008/11/03                     1000                        1.91
         2008/11/03                     1000                        1.90
         2008/11/03                     1000                        1.90
         2008/11/03                     1000                        1.91
         2008/11/03                     1000                        1.92
         2008/11/03                     1000                        1.90
         2008/11/03                     1000                        1.91
         2008/11/03                     1000                        1.91
         2008/11/03                     1000                        1.90
         2008/11/03                     1000                        1.92
         2008/11/03                     1000                        1.93
         2008/11/03                     1000                        1.94
         2008/11/03                     1000                        1.90
         2008/11/03                     1000                        1.90
         2008/11/03                     1000                        1.93
         2008/11/03                     1000                        1.92
         2008/11/03                     1000                        1.90
         2008/11/03                     1000                        1.90
         2008/11/03                     1000                        1.90
         2008/11/04                     1000                        1.89
         2008/11/04                      200                        1.86
         2008/11/04                     1000                        1.88
         2008/11/04                     1000                        1.88
         2008/11/04                     1000                        1.89
         2008/11/04                     1000                        1.90
         2008/11/04                     1000                        1.88
         2008/11/04                     4200                        1.89
         2008/11/04                     1000                        1.88
         2008/11/04                     1000                        1.88
         2008/11/04                     2900                        1.90
         2008/11/04                     1000                        1.89
         2008/11/06                     1000                        1.70
         2008/11/06                     7000                        1.69
         2008/11/06                     1000                        1.69
         2008/11/06                     1000                        1.69
         2008/11/06                     1000                        1.69
         2008/11/06                     1000                        1.70
         2008/11/06                     1000                        1.70
         2008/11/06                     4200                        1.69
         2008/11/06                      500                        1.68
         2008/11/06                     1000                        1.69
         2008/11/06                     1000                        1.69
         2008/11/06                      500                        1.67
         2008/11/06                     1000                        1.70
         2008/11/06                     1000                        1.70
         2008/11/06                     1000                        1.68
         2008/11/06                     1000                        1.69
         2008/11/07                     1000                        1.70
         2008/11/10                     1000                        1.68
         2008/11/10                     1000                        1.69
         2008/11/10                     1000                        1.71
         2008/11/10                     1000                        2.75
         2008/11/10                     1000                        1.88
         2008/11/10                     1000                        2.00
         2008/11/10                     1000                        2.59
         2008/11/10                     1000                        1.79
         2008/11/10                     1000                        1.90
         2008/11/10                     1000                        1.79
         2008/11/10                     1000                        1.79
         2008/11/10                     1000                        1.69
         2008/11/10                     1000                        1.72
         2008/11/10                     1000                        1.71
         2008/11/10                     1000                        2.00
         2008/11/10                      300                        1.70
         2008/11/10                     1000                        1.75
         2008/11/10                     1000                        2.25
         2008/11/10                     1000                        1.83
         2008/11/10                     1000                        1.69
         2008/11/10                     1000                        1.75
         2008/11/10                     1000                        2.59
         2008/11/10                      499                        1.68
         2008/11/11                     6600                        1.67
         2008/11/11                     2500                        1.71
         2008/11/11                     2500                        1.69
         2008/11/11                     1500                        1.70
         2008/11/11                      500                        1.69
         2008/11/11                    12000                        1.71
         2008/11/11                     5000                        1.68
         2008/11/12                     1000                        1.65
         2008/11/12                     1000                        1.64
         2008/11/12                      500                        1.62
         2008/11/12                     1000                        1.64
         2008/11/12                     1500                        1.69
         2008/11/12                     2000                        1.87
         2008/11/12                      100                        1.61
         2008/11/12                     1000                        1.64
         2008/11/12                     2500                        1.72
         2008/11/12                     1000                        1.65
         2008/11/12                    10000                        1.81
         2008/11/12                     1000                        1.64
         2008/11/12                     1000                        1.62
         2008/11/12                     1000                        1.65
         2008/11/12                     1500                        1.69
         2008/11/12                     1500                        1.72
         2008/11/12                      100                        1.62
         2008/11/12                     1500                        1.64
         2008/11/12                    10000                        1.72
         2008/11/12                     1000                        1.63
         2008/11/12                     2500                        1.73
         2008/11/12                     1000                        1.64
         2008/11/12                     2000                        1.65
         2008/11/12                     1000                        1.64
         2008/11/12                     2500                        1.73
         2008/11/12                     1000                        1.64
         2008/11/12                     1000                        1.65
         2008/11/12                     5000                        1.70
         2008/11/12                     2500                        1.69
         2008/11/12                     1000                        1.62
         2008/11/12                      100                        1.68
         2008/11/12                     1000                        1.63
         2008/11/12                     1000                        1.65
         2008/11/12                     1000                        1.64
         2008/11/12                    15000                        1.71
         2008/11/13                    25000                        1.64
         2008/11/13                    10000                        1.73
         2008/11/14                     1000                        1.70
         2008/11/14                     1000                        1.70
         2008/11/14                      100                        1.67
         2008/11/14                     1000                        1.69
         2008/11/14                     1000                        1.69
         2008/11/14                     1000                        1.69
         2008/11/18                     1000                        1.63
         2008/11/18                     1000                        1.61
         2008/11/18                      999                        1.60
         2008/11/18                     1000                        1.62
         2008/11/18                     1000                        1.58
         2008/11/18                     1000                        1.62
         2008/11/18                     1000                        1.59
         2008/11/18                     1000                        1.61
         2008/11/18                     1000                        1.62
         2008/11/18                     1000                        1.60
         2008/11/18                     1000                        1.58
         2008/11/19                    25000                        1.55
         2008/11/19                     7500                        1.61
         2008/11/19                    14700                        1.64
         2008/11/20                     1000                        1.64
         2008/11/20                    15000                        1.66
         2008/11/20                     5000                        1.65
         2008/11/20                    10000                        1.60
         2008/11/20                     1000                        1.65
         2008/11/20                    10000                        1.62
         2008/11/20                    10000                        1.60
         2008/11/20                    10000                        1.57
         2008/11/20                    10000                        1.64
         2008/11/20                    10000                        1.60
         2008/11/20                    10000                        1.64
         2008/11/20                    10000                        1.59
         2008/11/20                     5000                        1.58
         2008/11/21                    13300                        1.54
         2008/11/21                     1000                        1.65
         2008/11/21                    15000                        1.61
         2008/11/21                    10000                        1.64
         2008/11/21                     1000                        1.57
         2008/11/21                     7500                        1.56
         2008/11/21                     2500                        1.57
         2008/11/21                    10000                        1.54
         2008/11/21                     1000                        1.56
         2008/11/21                     1000                        1.56
         2008/11/21                     1000                        1.53
         2008/11/21                     1000                        1.56
         2008/11/21                     1000                        1.58
         2008/11/21                     1000                        1.56
         2008/11/24                     1000                        1.63
         2008/11/24                     1000                        1.64
         2008/11/25                     1145                        1.61
         2008/11/25                     7000                        1.61
         2008/11/25                    10000                        1.63
         2008/11/25                     8000                        1.64
         2008/11/28                      600                        1.60
         2008/11/28                     6100                        1.62
         2008/11/28                     1000                        1.62
         2008/11/28                     1000                        1.64
         2008/11/28                     6000                        1.61
         2008/11/28                     1000                        1.63
         2008/11/28                     1000                        1.62
         2008/11/28                     4200                        1.62
         2008/11/28                     4600                        1.62
         2008/11/28                     1000                        1.62
         2008/12/01                     1000                        1.59
         2008/12/01                     4400                        1.56
         2008/12/01                     1000                        1.59
         2008/12/01                     1000                        1.59
         2008/12/01                     1000                        1.59
         2008/12/01                     1000                        1.57
         2008/12/01                     1000                        1.59
         2008/12/01                     1000                        1.59
         2008/12/01                     4800                        1.57
         2008/12/01                     1000                        1.59
         2008/12/01                     6200                        1.57
         2008/12/01                     1000                        1.59
         2008/12/01                     1000                        1.59
         2008/12/01                     1000                        1.59
         2008/12/03                     1000                        1.53
         2008/12/03                     1000                        1.55
         2008/12/05                     2500                        1.37
         2008/12/05                     1500                        1.38
         2008/12/05                     2500                        1.37
         2008/12/05                     2500                        1.38
         2008/12/05                    10000                        1.37
         2008/12/05                     6500                        1.38
         2008/12/05                     1000                        1.37
         2008/12/05                     2500                        1.37
         2008/12/05                     2500                        1.39
         2008/12/05                     2200                        1.38
         2008/12/05                     1500                        1.39
         2008/12/05                     2500                        1.38
         2008/12/05                     2500                        1.39
         2008/12/05                    10000                        1.39
         2008/12/05                    10000                        1.35
         2008/12/05                     5000                        1.37
         2008/12/08                     1000                        1.43
         2008/12/08                     5000                        1.39
         2008/12/08                     1500                        1.30
         2008/12/08                    20000                        1.35
         2008/12/08                     5000                        1.28
         2008/12/08                     2500                        1.35
         2008/12/08                     1500                        1.30
         2008/12/08                      100                        1.41
         2008/12/08                      100                        1.40
         2008/12/08                     1000                        1.42
         2008/12/08                     5000                        1.40
         2008/12/08                    20000                        1.38
         2008/12/08                     1000                        1.43
         2008/12/08                     4500                        1.37
         2008/12/08                     2500                        1.30
         2008/12/08                     2500                        1.38
         2008/12/08                    10000                        1.36
         2008/12/09                     1000                        1.25
         2008/12/09                     1000                        1.24
         2008/12/09                     1000                        1.23
         2008/12/09                      200                        1.23
         2008/12/09                     1000                        1.24
         2008/12/09                     2300                        1.27
         2008/12/09                     1000                        1.25
         2008/12/09                     1000                        1.24
         2008/12/09                      200                        1.25
         2008/12/09                     1000                        1.25
         2008/12/09                     1000                        1.25
         2008/12/09                     1000                        1.25
         2008/12/09                     1000                        1.25
         2008/12/09                     1000                        1.26
         2008/12/10                     1000                        1.21
         2008/12/10                     6500                        0.98
         2008/12/10                     1000                        1.08
         2008/12/10                     1000                        0.96
         2008/12/10                     1000                        1.24
         2008/12/10                     5800                        0.90
         2008/12/10                     1000                        0.97
         2008/12/10                     1000                        1.30
         2008/12/10                     1000                        0.93
         2008/12/10                     1000                        1.08
         2008/12/10                     1000                        0.93
         2008/12/10                     1000                        0.96
         2008/12/10                     1000                        1.35
         2008/12/10                     1000                        1.33
         2008/12/10                     1000                        1.13
         2008/12/10                     1000                        0.98
         2008/12/10                     4300                        0.97
         2008/12/10                     1000                        0.96
         2008/12/10                     1000                        0.96
         2008/12/10                     1000                        1.11
         2008/12/10                     1000                        1.14
         2008/12/10                     1000                        1.00
         2008/12/10                     1000                        1.12
         2008/12/10                     4800                        1.09
         2008/12/10                     9700                        0.96
         2008/12/10                     1000                        0.94
         2008/12/10                     1000                        0.96
         2008/12/10                     1000                        1.12
         2008/12/10                      300                        1.35
         2008/12/10                     1000                        1.01
         2008/12/10                     1000                        0.95
         2008/12/10                     4500                        0.91
         2008/12/10                     1000                        0.93
         2008/12/10                     1000                        0.95
         2008/12/11                     1000                        0.86
         2008/12/11                     1000                        0.85
         2008/12/11                     1000                        0.85
         2008/12/11                     1000                        0.85
         2008/12/11                     1000                        0.86
         2008/12/11                     1000                        0.86
         2008/12/11                     1000                        0.86
         2008/12/12                     1000                        0.84
         2008/12/12                     1000                        0.79
         2008/12/12                     1000                        0.81
         2008/12/12                     1000                        0.84
         2008/12/12                     1000                        0.83
         2008/12/12                     1000                        0.79
         2008/12/12                     1000                        0.82
         2008/12/12                     1000                        0.78
         2008/12/12                     1000                        0.85
         2008/12/12                     1000                        0.81
         2008/12/12                     1000                        0.84
         2008/12/12                     1000                        0.84
         2008/12/12                     1000                        0.80
         2008/12/15                     1000                        0.81
         2008/12/15                     1000                        0.82
         2008/12/15                     1000                        0.81
         2008/12/15                     1000                        0.82
         2008/12/15                     1000                        0.81
         2008/12/16                     2500                        0.77
         2008/12/16                     1000                        0.79
         2008/12/16                     2500                        0.80
         2008/12/16                     5000                        0.82
         2008/12/16                     5000                        0.81
         2008/12/16                      100                        0.83
         2008/12/23                     2500                        0.90
         2008/12/23                     1900                        0.83
         2008/12/23                     1500                        0.90
         2008/12/23                     1250                        0.86
         2008/12/23                     5000                        0.90
         2008/12/23                     5000                        0.87
         2008/12/23                     5000                        0.86
         2008/12/29                     1000                        0.85
         2008/12/29                     1000                        0.84
         2008/12/29                     1000                        0.84
         2008/12/29                     1000                        0.84
         2008/12/30                     2000                        0.89

                                                            Exhibit C

                                                       KSA
                                                       --------------------
                                                       MIDOCEAN

                                                       4 Essex Avenue
                                                       Bernardsville, NJ 07924
                                                       T. 908-766-3331
                                                       F. 908-766-4738



December 30, 2008
Board of Directors
Intertape Polymer Group, Inc.
3647 Cortez Road West
Bradenton, FL 34210



Dear Members of the Board of Directors,

As you may be aware, KSA Capital Management LLC ("KSA") filed a Schedule 13D in which we disclosed a 5.1% ownership stake in the Intertape Polymer Group ("ITP"). KSA believes ITP is a mismanaged company and that its Executive Director Melbourne Yull, Chairman of the Board of Directors Eric Baker, and the Board of Directors (the "Board") have serious and well documented fiduciary conflicts with shareholders and that the Board should immediately begin a process to put the company up for sale or change the management team and reform its corporate governance. We believe that ITP, with the right management team and enhanced corporate governance, could return itself to a higher level of profitability and growth. Moreover, it is our opinion the majority of ITP's shareholders have no confidence in Mr. Yull and the current Board and would support the commencing of a process that would ultimately lead to either the sale of the company or the replacement of Mr. Yull and the current Board of Directors.

It is our opinion that ITP's operational and financial problems began in the late 1990s, when, under the leadership of CEO Mr. Yull, the company made a number of poorly timed and expensive acquisitions which burdened ITP's balance sheet with excessive debt and ultimately created significant liquidity challenges for the company. These problems were exacerbated during the 2000-01 recession. Ultimately we believe that ITP's operational problems became reflected in its share price which fell from $33 in August of 1999 to below $5 per share in the fall of 2002. Over the last ten years, during which Mr. Yull held significant management positions, there has been turmoil at ITP.

As outlined below, it is our belief that ITP's central problems resulted from the poor acquisitions and excessive leverage that took place over the last 10 years. However, they reached a critical juncture when in May of 2006 Mr. Yull unexpectedly announced that he would be retiring at the company's upcoming shareholder meeting. It is our belief that neither Mr. Yull nor the Board had a succession plan in place. The Board hired an executive search firm to identify a candidate to serve as ITP's CEO. We feel that Mr. Yull left the company with no permanent CEO in place, a highly leveraged balance sheet, and significant operating challenges. Despite this Mr. Yull claimed in a May 1, 2006 press release, "I leave with full confidence that the future of the company and its continued growth is in excellent hands."

However, in June of 2006, just weeks after Mr. Yull's unexpected retirement and still without a permanent CEO, the Board announced a significant restructuring charge resulting from plant closings, asset write-downs and environmental remediation expenses. Moreover, in October of the same year ITP announced that it would report a significant decline in revenues and may not be in compliance with certain financial covenants. Just weeks later the company announced that it would be taking a significant write down and impairment charge related to goodwill recorded at the time of various acquisitions made from 1996 through 2000, a period when Mr. Yull was CEO.

In May of 2007, after numerous restructurings and still without a permanent CEO, the Board announced that it received and accepted an offer to sell ITP to private equity firm Little John & Co. for $500MM or $4.76 per share. Mr. Yull, despite having left ITP, worked with 6789536 Canada, Inc. and Mr. Baker, to nominate a slate of directors and file a dissident proxy statement to dissuade shareholders from voting for the buyout because, among other things, they felt it did not represent fair value for the company. Ultimately the shareholders rejected the offer. Mr. Yull convinced ITP shareholders to vote for his agenda even though third-party firms such as Institutional Shareholder Services recommended taking the Little John offer. In fact ITP published a press release on June 21, 2007 stating the following:

          ISS indicated that the dissident proxy circular does not offer shareholders a higher price nor any new choice other than to forgo the all cash offer of US$4.76 per share. ISS also indicated that the dissident, whose nominees for election as directors include the former CEO of Intertape, has provided no compelling strategy for the company going forward that would indicate a significant change from the company's performance over the last several years.

          On June 19, 2007, the Board of Intertape met to consider the Dissident Proxy Circular and determined that the Dissident's proposals are not in the best interests of Intertape shareholders and involved significant risks and confirmed its support for the announced proposed plan of arrangement. The Board also found the Dissident Proxy Circular to be vague and lacking specifics and noted significant flaws and other deficiencies in the Dissident's proposals.

Despite ISS's stated concerns over Mr. Yull's agenda and, in our opinion, his prominent role in the mismanagement of the company, on June 28th, 2007 the slate of directors nominated by 6789536 Canada, Inc. was elected and Mr. Yull became Executive Director of ITP. However, the dissident proxy did state that Mr. Yull would be appointed as Executive Chairman of ITP for only, "a period of three to six months" and that the newly elected Board would commence "the selection and appointment of a new Chief Executive Officer of Intertape Polymer within 90 to 180 days."

Immediately after installing a new Board and Mr. Yull as Executive Director, ITP created highly unusual Advisory Service Agreements that would economically benefit shell companies where the major shareholders were the new Executive Director Mr. Yull, Chairman of the Board Mr. Baker, and former CFO and longtime colleague of Mr. Yull, Andrew Archibald. An ITP filing with the Securities and Exchange Commission dated May 7, 2008 states the following:

          The Corporation entered into an Advisory Services Agreement dated as of August 1, 2007, as amended, with Sammana Group, Inc. ("Sammana"). Melbourne F. Yull, the Executive Director of the Corporation, is a
          director, officer and shareholder of Sammana. . . . As compensation, the Corporation pays Sammana a fee of $50,000 per month, for the period which commenced January 1, 2008 and continuing for a period of not less than three months. The Corporation also paid Sammana a fee of $300,000 with respect to the services provided by Sammana to the Corporation in connection with the rights offering effected by the
          Corporation in 2007. . . . The Advisory Services Agreement does not end should Melbourne F. Yull cease to be a member of the Board of Directors or Executive Director of the Corporation.

          The Corporation also entered into an Advisory Services Agreement dated as of August 1, 2007, as amended, with Altacap II Inc. ("Altacap"). Eric E. Baker, the Chairman of the Board of Directors of the
          Corporation, is a director, officer and shareholder of Altacap. . . .
          As compensation, the Corporation pays Altacap a fee of Cdn.$100,000 per month, for the period from January 1, 2008 to December 31, 2009. The Corporation also paid Altacap a fee of Cdn.$600,000 with respect to the services provided by Altacap to the Corporation in connection with the rights offering effected by the Corporation in 2007.

          The Corporation also entered into an Advisory Services Agreement dated as of August 1, 2007, as amended, with Archibald Global Enterprises, Inc. ("Global"). Andrew M. Archibald, C.A., the former Chief Financial Officer of the Corporation, is a director, officer and shareholder of
          Global. . . . As compensation, the Corporation pays Global a fee of
          $25,000 per month, for the period commencing January 1, 2008 and continuing for a period of not less than six months. The Corporation also paid Global a fee of $150,000 with respect to the services provided by Global to the Corporation in connection with the rights offering effected by the Corporation in 2007, less any amounts paid to Global directly by the Corporation during 2007.


In October of 2007, shortly after Mr. Yull and the newly elected Board took control of the company, ITP raised $42.2MM through a rights offering which resulted in approximately 18MM shares being issued at $3.44, 28% below the Little John offer. The proceeds were used to reduce long-term debt. This was a necessary step as the debt burden created by the company's previous acquisition binge had become unbearable. It is our belief that as part of the agreement to complete the recent rights offering, CEO Mr. Yull promised shareholders to step down in a reasonable time period once the transaction was closed and the company finished an executive recruiting process. However, Mr. Yull has not stepped down and on a recent conference call on March 31, 2008 said, "Now, the Board has definitely not said we are not going to put in a new CEO. It's under constant evaluation, but we're very pleased with the performance of the structure that is now in dividing the company into two divisions with two presidents". In our opinion it appears that Mr. Yull has no intention of stepping down in his role as Executive Director and that the Board is not seriously pursuing any hiring process for a new CEO. This has caused significant tension among investors and Yull. On May 20, 2008 Brandes Investment Partners, L.P. filed a press release stating "Brandes was an underwriter of ITP's rights offering last fall, participating with the understanding that a new CEO would be identified not later than the end of January 2008."

Despite a significantly improved balance sheet and strong competitive position, we believe ITP continues to be poorly managed and lacks proper Board oversight. The company's stock has fallen to below $1 per share. We believe ITP's shares are worth significantly more than the current price and that if it were to be put up for sale there would be significant interest.

Based on the last twelve month's adjusted EBITDA of $70 million, the shares trade about 4.2 times trailing adjusted EBITDA. We believe that maintenance Capital Expenditures are no more than $10MM per annum. Additionally, we understand that ITP currently has approximately $195MM in US Net Operating Losses ("NOLs") & $65MM in Canadian NOLs that will result in the company paying very little, if any cash taxes over the foreseeable future.

We believe in a more normalized business environment, EBITDA under an improved management team could realistically reach $100 million. Despite very tough market conditions, adjusted EBITDA through the first nine months of 2008 is only down modestly at $52.2 million compared to $55.3 million of EBITDA generated in the first nine months of 2007. This is despite a significant weak North American economy and surging raw material costs through the September quarter. Recently raw material costs have collapsed and should provide a benefit to ITP in 2009. However, volumes have also been very weak and will need to stabilize for ITP to begin to get the full benefit of lower raw material costs. We believe that under the right leadership, ITP would be a great platform for growth in the North American flexible packaging industry. The flexible packaging industry that ITP competes in is large, fragmented, and dynamic and offers great opportunity for product and strategic differentiation. With almost $1BN in annual sales, ITP is in a unique position to benefit from longer term industry consolidation and growth.

To conclude, KSA is deeply concerned over the length and structure of the compensation agreement that has been established between ITP and entities in which certain ITP directors including Mr. Yull and Mr. Baker have significant economic interests. We also believe that ITP would be in better hands and have a brighter future with a new CEO and a professional Board with experience in running and growing packaging companies. KSA insists that the Board of Directors and Executive Director Mr. Yull be replaced and/or the company commences the process of putting itself up for sale immediately. KSA believes there would be meaningful interest in ITP if the company pursues a sale process and that there is still an existent opportunity to recover substantial value for its shareholders.

Sincerely,



Daniel D. Khoshaba
Managing Member of the General Partner




SK 21884 0001 950338